Integris Metals
455 85th Avenue N.W.
Minneapolis, MN 55433
phone: 763.717.9000
wats: 800.328.7800
fax: 763.717.7168
www.integrismetals.com

                                                          March 31, 2005

Ms. Carmen Moncada-Terry
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

                           Re:  Integris Metals Corporation
                                Withdrawal of Registration Statement on Form S-1 (Registration No. 333-118430)
                                -----------------------------

Dear Ms. Moncada-Terry:

         Reference is made to the registration statement on Form S-1 (File No. 333-118430) (including the exhibits thereto) and Amendment No. 1 thereto (together, the "Registration Statement") of Integris Metals Corporation, a Delaware corporation (the "Company"), filed under the Securities Act of 1933, as amended (the "Securities Act").

         Subsequent to the filing of the Registration Statement, Alcoa Inc. and BHP Billiton, each of which owned 50% of the Company at the time of the filing of the Registration Statement, agreed to sell 100% of their respective interests in the Company. Such transaction was completed in January 2005.

         Accordingly, pursuant to Rule 477 of the Securities Act, the Company hereby requests that the Securities and Exchange Commission withdraw the Registration Statement. No securities were sold in connection with the Registration Statement.

         Please call the undersigned at (763) 717-9000 if you have any questions with respect to this request.

                               Very truly yours,
                               /s/ Everett P. Chesley
                               ----------------------
                               Everett P. Chesley


cc:      Skadden, Arps, Slate, Meagher & Flom LLP
         ----------------------------------------
         Richard B. Aftanas